MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666



April 17, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

03 APR 21 AM 7:21

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

SUPPL

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translations of the Notice of Convocation of the 52nd Ordinary General Meeting of Shareholders of the Company to be held on April 25, 2003, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome-Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Sekisui House, Ltd. **April 10, 2003**

1-88, Oyodonaka 1-chome, Kita-ku, Osaka
President & Representative Director
Isami Wada

NOTICE OF THE 52ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the 52nd Ordinary General Shareholders' Meeting. Details of the meeting are given below.

If you are unable to attend the meeting, it is still possible to exercise your voting rights either in writing or via the Internet. To exercise voting rights in writing, please study the reference document below and indicate on the enclosed voting form whether you approve or disapprove the proposals listed, sign and seal the document and return it to the Company. To exercise voting rights via the Internet, please refer to page 28, Procedures For The Exercise of Voting Rights Via The Internet.

1. Date and Time: 10:00 a.m., Friday, April 25, 2003

2. Place of the Meeting: Umeda Stella Hall
3F, Tower West, Umeda Sky Building
1-30, Oyodonaka 1-chome, Kita-ku, Osaka

3. Agenda:

Items for reporting: The Company's balance sheet as of January 31, 2003, and its business report and statement of income for the year ended on January 31, 2003

Propositions to be tabled:

No.1	Proposal for appropriation of retained earnings for the fiscal year ended January 31, 2003
No.2	Proposal for share buyback Details of this proposal are given on page 21, *Reference Document Concerning Exercise of Voting Rights*
No.3	Proposal for changes to the Articles of Incorporation Details of this proposal are given on pages 21-25, *Reference Document Concerning Exercise of Voting Rights*
No.4	Proposal for election of three corporate auditors
No.5	Proposal for presentation of retirement bonus to Isao Bando (deceased), Kazuji Yamazaki (deceased), retiring directors and retiring corporate auditors

Further details about these matters are given in the following pages

If attending the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting

This report has been prepared in English for the convenience of foreign readers. The original financial statements in Japanese are definitive.

Attached Documents

Operating Statement
For the Year Ended Jan. 31, 2003

1. Operating Conditions

1) Progress and Results of Operations

Background

The Japanese economy showed some signs of recovery in certain areas in the period under review, with measured increases in indicators such as exports and personal consumption. Overall economic conditions remained severe, however, with a deflationary environment and a continued sense of economic stagnation.

In calendar year 2002, total new housing starts decreased for the second year running and the operating environment remained poor, reflecting the weak economy and worsening employment situation. The owner-occupier market was relatively strong in the Tokyo metropolitan area, driven by demand for condominiums and for construction at the high end of the market, but overall demand remained weak as the uncertain economic outlook affected demand for rebuilding or shifts up market by existing homeowners. Construction in the rental market exceeded last year, as ongoing low interest rates continued to drive demand particularly in major metropolitan areas. Vacancy rates lifted in the regions, however, and rent levels declined, and the increase in rental construction was not enough to offset the decline in owner-occupier demand or to lift the overall number of residential construction starts.

Progress

Under this challenging environment, we worked to further strengthen our sales capability. As one part of this we revised the compensation system of our sales staff, increasing the performance-based component, further clarifying our merit-based policy, and making other adjustments. We also took measures to stimulate sales activity in this period of low orders, introducing "sales booster months" involving all staff. As a result of this, we twice set new monthly records on the total contract amount orders of which we acquired. Our product strategy was to maintain our focus on the medium to high end of the market, and to ensure high levels of customer service we comprehensively pursued our consulting sales model. In order to increase profitability we also took rigorous measures to increase 'cost-consciousness' within our organization, working to improve our entire operational and management strength.

Looking at our key business strength of constructing detached dwellings, we continued to increase product quality, and also dedicated efforts to producing long life housing appropriate to this age of environmental concern. Another initiative, taken in support of our consulting sales model, was to combine the experience gained from the construction of more than 1.6 million homes with the results of research conducted since our company was founded, to establish proprietary universal design standards. This allowed us to raise the level of consulting provided at our sales sites, standardizing our concept of "Safety, peace of mind and ease-of-use for the benefit of all" and rounding out the services we are able to offer customers, such as improving our ability to interface with architect designs. Moreover, in the midst of increasing concerns for home security, we also standardized home security systems for all our detached homes, as part of our efforts to provide safe, appropriate dwellings that protect occupants and their assets not only from natural hazards but also from social hazards.

In our *Sha-Maison*, low-rise apartment rental business we have actively promoted a range of back up services to owners, such as block leasing arrangements through our Sekiwa Real Estate offices. Along with strengthening relationships between Group companies in this way, we are seeking to generate more business from customers with real estate assets to manage by offering beneficial, tax-effective management services appropriate to this age of low interest rates.

In our real estate businesses we have been focusing on managing asset holding costs in each business region, seeking to speed up the asset turnover cycle by selling land held for sale more rapidly. Condominium sales were strong, centered on the Tokyo metropolitan area, and through projects such as *Grand Maison Ebisu no Mori* we took active steps to meet demand from asset-bearing households for higher-end condominiums. In regional residential areas we worked to anticipate changing customer needs by introducing projects with advanced information systems, such as IT Town and Town Security System.

Meanwhile, as part of our efforts to provide customers with ideal living environments over the long term, we put further resources into our home remodeling operations, strengthening our sales department, expanding the range of renovation options available, and taking other measures to boost sales in this area. Furthermore, starting with our specialized subsidiary Greentecho Sekiwa Ltd., we also strengthened Group operations in our exteriors business, so that from planning and design through to construction we offer a uniformly high standard of service.

Looking at product strategy, we took further steps to differentiate our business at the medium to high end of the market, and continued to respond to the increasingly diverse and individual needs of customers by introducing attractive, high quality products to the marketplace.

New products introduced in the period under review included *We's Dyne* in April, a brightly toned steel-framed Dyne wall home of advanced design; *CENTRAGE PARESSO* in September, a highly individualized dwelling using designer tiles; *CENTRAGE J & K PLUS*, which offers increased design flexibility over last year's *CENTRAGE J & K*; a new edition of our flagship product *IS STAGE* in November. We also introduced two new three-story homes: the *GiO-TRISTAGE II* in April 2002, which makes maximal use of the available plot, and the *BEREO* in November 2002. The *BEREO* is a three-story income-plus type building that caters to diverse customer needs, adaptable for full apartment rental, joint retail and rental, or home and income. We introduced *M'Bellburn's* to our wood-frame Sha-wood product range in September 2002, utilizing original ceramic outer wall panels, and with the release of *M'Gravis Stage*, a premium dwelling that creates a real presence in even the most exclusive neighborhoods, we are meeting customers needs in a polarizing market.

In the growing high-end rental market, we have added a maisonette-style terrace house *DIAS PALMO* to our *Sha Maison* range, making further progress with our product strategy that is founded on staying keenly aware of the diverse needs of tenants.

Continuing on from the previous period, capital expenditure in the period under review was focused on increasing efficiency and enhancing laborsaving in our manufacturing divisions, and at the same time we sought to increase operational efficiency through investing in information systems. With regard to cost reductions, the efficiency of display home sites has been worsening so we have been reviewing these locations closely, with a view to withdrawing from certain sites if appropriate. Through careful review of expenditure, including the allocation of advertising expenditure and such like, we were largely able to meet cost reduction targets for the period. Looking at finance, we repaid from our own funds the ¥62.1 billion outstanding of the 3rd and 5th convertible bond issues, making progress on reducing total interest bearing debt.

Results of Operations

As a result of the above measures to increase management efficiency and of proactive sales activities such as the sales booster months, non-consolidated total orders for the full year increased 10.2% over the previous year to ¥1,122,518 million. Net sales for the year were affected by a reduction in accumulated orders at the start of the period and weak orders in early spring, falling 5.9% to ¥1,052,558 million. By segment, net sales in Prefabricated Housing Construction decreased 7.4% year on year to ¥904,757 million. Net sales in Real Estate Sales increased 4.3% year on year to ¥147,801 million, boosted by relatively strong sales of built-for-sale houses, and revenue from office building sales. The Company was unable to reduce fixed costs following the decrease in sales in Prefabricated Housing Construction, which decreased profitability. As a result, despite the improvement in profitability in Real Estate Sales, operating income decreased 11.4% to 58,564 million. Furthermore, recurring income fell

14.8% to ¥55,564 million, while net income came to ¥30,196 million following a loss from devaluation of investment securities (compared to a net loss recorded in the previous year due to appraisal losses on real estate held for sale.)

2) Outlook

We expect conditions to remain harsh and amid an economic environment where prospects of recovery seem distant there are concerns about individual's appetite for investment and we expect a continuation of the wait-and-see attitude to housing investment, and intensified competition in the industry. Nevertheless there are promising areas developing, such as the demand for high quality housing – for example two-generation homes – expected to arise from tax revisions in the year commencing February 1, 2003, and we are taking active measures to make the most of these.

We are taking further steps to reduce costs and make more efficient use of assets, and as well as reinforcing our management structure we seek to strengthen our sales capabilities and continue to introduce attractive, high quality products. Furthermore, based on closer partnership with Group subsidiaries Sekiwa Real Estate and each Sekiwa construction company, we will endeavor to maximize synergies and improve business results.

We will also actively promote our related businesses such as remodeling and exteriors, and place even more emphasis on the customer service ethic that has been the foundation of our business. Strict attention to corporate ethics and compliance will continue to underlie all our business activities.

We appreciate the confidence placed in us by our shareholders, and look forward to your continued support.

3) Breakdown of Orders and Net Sales

Millions of yen

	Orders brought forward from previous year	Orders for the year to Jan. 2003	Net sales for the year to Jan. 2003	Orders carried forward to the following year
Construction	540, 411	964,234	904,757	599,888
Real estate	40,175	158,284	147,801	50,658
Total	580,586	1,122,518	1,052,558	650,547

4) Business Results and Financial Situation

Millions of yen

	Year to Jan. 2000	Year to Jan. 2001	Year to Jan. 2002	Year to Jan. 2003
Orders	1,253,807	1,063,214	1,018,313	1,122,518
Net sales	1,228,441	1,184,186	1,118,898	1,052,558
Net income	(97,040)	22,777	(91,918)	30,196
Net income per share (¥)	(¥135.77)	¥31.70	(¥127.30)	¥42.58
Total assets	1,368,425	1,335,453	1,197,795	1,115,880
Net assets	691,373	707,376	597,626	612,641

Notes:

1. Net income per share is calculated based on the average total number of shares issued during the term concerned. (From the year ended Jan. 2002, treasury stocks were excluded.)
2. An extraordinary loss of ¥222,687 million yen was recorded in the year ended Jan. 2000, of which ¥216,462 million yen was for appraisal losses on land held for sale
3. An extraordinary loss of ¥221,960 million yen was recorded in the year ended Jan. 2002, of which ¥107,025 million yen was for appraisal losses on real estate held for sale

2. Outline of the Company, as of January 31, 2003

1) Major businesses

The Company engages in manufacturing and processing materials for housing, and designing, constructing and contracting a variety of housing including detached houses, aiming at industrialization and mass-production of housing. The Company also engages in urban development projects and other related businesses.

Details of the Company's business activities are as follows:

Construction	• Designs and builds steel, wooden and concrete houses • Designs and builds a variety of buildings such as apartments, condominiums, dormitories, company houses, offices, stores, leisure facilities, hospitals, and commercial buildings • Designs, builds, and contracts gardens and other projects
Real Estate	• Sells residential lots, ready-built houses, stores and offices • Leases condominiums, commercial buildings, stores, and other buildings

The Company engages in the above business activities with the authorization of the Minister for Land, Infrastructure and Transport, which allows it to work as a Special and General Building Constructor under the Construction Business Law, and with the authorization of the Minister of Construction (also known as the Minister for Land, Infrastructure and Transport), which allows it to work as a Land/House Broker under the Real Estate Business Law.

2) Address of Operations

Head office:	1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Tokyo office:	1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo

Sales and project headquarters:	City
Tohoku Sales Administration Headquarters	Sendai
Tokyo Sales Administration Headquarters	
Kanagawa Sales Administration Headquarters	Yokohama
Saitama Sales Administration Headquarters	Saitama
Kanto Daiichi Sales Administration Headquarters	Chiba
Kanto Daini Sales Administration Headquarters	Utsunomiya
Chubu Daiichi Sales Administration Headquarters	Nagoya
Chubu Daini Sales Administration Headquarters	Shizuoka
Hokuriku Sales Administration Headquarters	Kanazawa
Kansai Daiichi Sales Administration Headquarters	Osaka
Kansai Daini Sales Administration Headquarters	Kyoto
Chugoku Sales Administration Headquarters	Hiroshima
Shikoku Sales Administration Headquarters	Takamatsu
Kyushu Sales Administration Headquarters	Fukuoka
Tokken Building Projects Headquarters	Osaka
Condominium Headquarters	Osaka
Rokko Island City & Nishinomiya Development Headquarters	Osaka
Development Department	Osaka

Branches and sales offices:	
Hokkaido	1 branch and 2 sales office - including Sapporo Sales Office
Tohoku	4 branches and 15 sales offices - including Sendai Sales Office
Kanto	24 branches and 83 sales offices - including Tokyo Joto Sales Office
Chubu	15 branches and 47 sales offices - including Nagoya Nishi Sales Office
Kinki	13 branches and 50 sales offices - including Osaka Kita Sales Office
Chugoku	5 branches and 21 sales offices - including Hiroshima Sales Office
Shikoku	2 branches and 8 sales offices – including Matsuyama Sales Office
Kyushu	5 branches and 21 sales offices - including Fukuoka Sales Office
Remodeling Sales Offices:	
25 Remodeling Sales Offices	– including Tokunai Sales Office
Customer service centers:	
65 Customer Service Centers	– including Tokunai Customer Service Center
Factories:	
Tohoku Factory	Shikama-cho, Kami-gun, Miyagi Prefecture
Kanto Factory	Sowa-cho, Sashima-gun, Ibaraki Prefecture
Shizuoka Factory	Daito-cho, Ogasa-gun, Shizuoka Prefecture
Shiga Factory	Ritto-City, Shiga Prefecture
Yamaguchi Factory	Yamaguchi-City
Hyogo Factory	Tojo-cho, Kato-gun, Hyogo Prefecture
R&D Institute	
Comprehensive Housing R&D Institute	Kizu-cho, Soraku-gun, Kyoto Prefecture

3) Employees

Number of employees	Change compared to previous year	Average age	Average length of employment
14,876	(194)	37.4 years old	13.9 years

4) Description of Common Shares of the Company

1	Total number of shares authorized to be issued	1,978,281,000 shares
2	Total number of shares issued	709,385,078 shares
3	Number of shares in one trading unit	1,000 shares
4	Total number of shareholders	34,251
5	Details of main shareholders are as follows:	

Name	Details of shareholders' investment		Details of investment in shareholders	
	Number of shares held (thousands)	Percentage to total shares issued	Number of shares held (thousands)	Percentage to total shares issued
Sekisui Chemical Co., Ltd.	156,518	22.1%	17,592	3.3%
Japan Trustee Services Bank Ltd. (Trust account)	33,135	4.7%		
Nomura Securities Co., Ltd.	29,624	4.2%		
Japan Master Trust Banking (Trust account)	28,066	4.0%		
The Chase Manhattan Bank N.A. London	21,560	3.0%		
UFJ Bank Ltd.	18,853	2.7%		
Daiwa Bank Ltd.	17,812	2.5%		

(Notes)

1 The Company does not hold shares of UFJ Bank Limited but holds 21,000 shares, or 0.4% of the outstanding shares, of UFJ Holdings, Inc., the holding company of UFJ Bank Ltd.

2 The Company does not hold shares of Daiwa Bank Limited but holds 12,085,000 shares, or 0.2% of the outstanding shares, of Resona Holdings, Inc., the holding company of Daiwa Bank Ltd.

5) Acquisition, Retirement and Holding of Shares

1. Shares acquired:

As a result of purchasing the Company's shares remaining from partial stock trading units, the Company has acquired 564,931 ordinary shares with a total acquisition value of: 487,704,000 yen

Note: At the general shareholders' meeting held on April 26, 2002, approval was received for a share buy back of up to 70,000,000 shares of common stock of the Company, with a maximum value of ¥70 billion pursuant to Article 210 of the Japanese Commercial Code. Due to a combination of economic and other circumstances, this share buy back was not implemented during the year ended Jan. 31, 2003.

2. Shares held as of January 31, 2003:

Ordinary shares: 609,464

6) Related Enterprises

Outline of main subsidiary companies

Millions of yen

Company Name	Capital	Percentage owned	Main business
Sekiwa Real Estate, Ltd.	1,668	57.5%	Management and brokerage of real estate
Sekiwa Real Estate Kyushu, Ltd.	200	50.2%	Management and brokerage of real estate
Sekiwa Real Estate Tohoku, Ltd.	200	55.1%	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	40.5%	Management and brokerage of real estate
Sekiwa Real Estate Chubu, Ltd.	1,368	42.1%	Management and brokerage of real estate
Sekiwa Real Estate Chugoku, Ltd.	379	40.8%	Management and brokerage of real estate

(Notes)

There are 97 consolidated subsidiaries, and two companies to which equity method accounting is applied. For the year ended Jan. 31, 2003, consolidated net sales fell 0.4 percent from the previous year to ¥1,300.2 billion, and consolidated net income was ¥34.5 billion.

7) Principal Lenders

Millions of yen

Name of lender	Amount of loan	Sekisui House shares held by lender	Percentage of outstanding shares
The Dai-Ichi Mutual Life Insurance Company	10,000	16,021,000	2.3%
The Nippon Mutual Life Insurance Company	4,000	8,686,000	1.2%
Meiji Life Insurance Company	3,000	6,140,000	0.9%
Sumitomo Life Insurance Company	3,000	5,634,000	0.8%

8) Directors and Corporate Auditors

Chairman & Representative Director:	Isao Okui
President & Representative Director:	Isami Wada
Executive Vice President & Director:	
Hideyuki Tonomura	Executive Vice President & Executive Officer Assistant to the President, In charge of environment, General Manager of Construction Headquarters
Directors:	
Mikio Yamada	Senior Managing Executive Officer, In charge of finance, auditing, real estate
Shichiro Iwane	Senior Managing Executive Officer, In charge of Tokyo metropolitan area and corporate marketing, General Manager of Tokyo Administration Office
Hiroshi Itawaki	Senior Managing Executive Officer, Chief Manager of Purchasing Department
Akira Morimoto	Managing Executive Officer, General Manager of Technology Headquarters
Tadashi Iwasaki	Managing Executive Officer, In charge of personnel affairs, Chief Manager of Department for Administrative Control of Subsidiaries & Affiliated Companies
Chojiro Yamamoto	Managing Executive Officer, In charge of accounting, information & computer systems
Yasuaki Yamamoto	Managing Executive Officer, General Manager of Kyusyu Sales Administration Headquarters
Sumio Wada	Managing Executive Officer, In charge of production, Superintendent of Kanto Factories
Saburo Matsuyoshi	Managing Executive Officer, General Manager of Kansai Daiichi Sales Administration Headquarters
Full-Time Standing Corporate Auditors:	
Hiroshi Tada	
Yusei Kataoka	
Corporate Auditors:	
Takaharu Dohi	Lawyer
Kazuhiko Mishina	Full-time Corporate Auditor of Sekisui Chemical Co., Ltd
Shigeru Muranaka	Chairman & Director of Dai-Ichi Life Information Systems Co., Ltd

Notes:

1. The following directors retired on April 26, 2002

Senior Managing Directors:		
·Kazutoshi Sugimura		
Managing Directors:		
Hiroyuki Ikeda		
Directors		
Hiroshi Watanabe	Keiichi Ohe	Yukio Fujisawa
Tetsuhiro Kamae	Masanori Noritomi	Yuzo Matsumoto
Kazuya Sunahara	Takahiko Ashibe	Yoshiro Kubota
Kunitada Suzuki	Masahiko Watanabe	Kenichi Moriuchi

2. Takaharu Dohi was newly elected as corporate auditor at the 51st General Meeting of Shareholders held on April 26, 2002 and assumed the office.
3. Corporate Auditors, Messrs. Takaharu Dohi, Kazuhiko Mishina and Shigeru Muranaka are external corporate auditors as prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning audit, etc. of Japanese joint-stock companies.
4. In order to speed up management through clear analysis of corporate administration and management decision making and to create a management system that can accurately meet the needs of a volatile economic and market environment, at a Board of Directors meeting on April 26, 2002, the Company introduced the Executive officers system and elected new executive officers. Therefore, in addition to the executive officers mentioned above who serve as directors, there are an additional 16 full-time executive officers.
5. On June 26, 2002, Isao Bando passed away.
6. On July 2, 2002, Kazuji Yamazaki passed away.
7. On February 1, 2003, Yasuaki Yamamoto resigned as managing director (Kyushu sales managing director) and assumed a position as corporate advisor to Sekiwa Real Estate Chubu Ltd.

NON-CONSOLIDATED BALANCE SHEETS

As of January 31, 2003

Millions of yen

Assets	1,115,880	Liabilities	503,239
Current assets	**652,498**	**Current Liabilities**	**363,292**
Cash on hand and deposits with banks	119,125	Notes payable-trade	63,765
Notes receivable-trade	160	Accounts payable-trade	36,509
Accounts receivable-construction	89,025	Accounts payable-construction	48,965
Accounts receivable-real estate	4,161	Current portion of convertible bonds	89,999
Securities	50,016	Current portion of long-term loans	1
Prepaid expenses for construction in progress	60,056	Accounts payable-other	5,192
Buildings for sale	30,930	Accrued expenses	9,505
Land for sale	161,196	Corporate tax payable	459
Land for sale in process	19,717	Consumption tax payable	6,153
Half-finished goods and goods in progress	2,333	Advances received-construction	63,097
Processed materials and stored goods	1,386	Advance received-other	5,781
Advance payments	907	Deposits received	19,402
Prepaid expenses	5,495	Reserve for bonuses	13,493
Accounts receivable-other	19,799	Reserve for warranty on completed works	966
Deferred income taxes	86,263		
Other current assets	3,290		
Allowance for doubtful accounts	(1,367)		
Fixed Assets	**463,382**	**Long-term Liabilities**	**139,946**
Tangible fixed assets	**212,557**	Straight bonds	40,000
Buildings	91,505	Long-term loans payable	20,003
Structures	4,820	Deposits and guaranty received	9,974
Machinery and equipment	11,538	Accrued pension and severance costs	66,840
Vehicles and delivery equipment	129	Reserve for retirement benefits for retiring Directors and Corporate Auditors	852
Tools, furniture and fixtures	3,784	Reserve for Japan Expo expenses	35
Land	99,401	Other fixed liabilities	2,241
Constructions in progress	1,377		
Intangible fixed assets	**8,273**	**Shareholders' Equity**	**612,641**
Ground lease	5,869	**Paid-in capital**	**186,554**
Software	1,678	**Additional paid-in capital**	**237,522**
		Additional paid-in capital	237,522
Utility rights	35		
Telephone rights	688		
Investments and other assets	**242,552**	**Retained earnings**	**190,930**
Investment securities	102,934	Legal reserve	23,128
Investment in subsidiaries and partnership	7,826	General reserve	136,300
Long-term loans receivable	88,338	Unappropriated retained earnings	31,502
Deposit and guaranty	14,434	**Net income (net loss)**	**30,196**
Long-term prepaid expenses	874		
Long-term deferred income taxes	40,128		
Other investments	15,115	Appraisal differences on securities	(1,836)
Reserve for losses from investments in subsidiaries	(682)	Net unrealized loss on securities	(1,836)
Allowance for doubtful accounts	(26,418)	Less treasury stock, at cost	(529)
Total Assets	1,115,880	**Total Liabilities and Shareholders` Equity**	**1,115,880**

NON-CONSOLIDATED STATEMENT OF INCOME	
From February 1, 2002 to January 31, 2003	
Millions of yen	
Operating income and expenses	
Net sales	**1,052,558**
Construction	904,757
Real estate	147,801
Cost of sales	**831,009**
Construction	697,562
Real estate	133,446
Gross profit on sales	**221,549**
Total gross profit from construction	207,194
Total gross profit from sales of real estate	14,354
Selling, general and administrative expenses	**162,985**
Operating income	**58,564**
Non-operating income	**5,405**
Interest received	3,720
Other income	1,684
Non-operating loss	**8,404**
Interest and discounts paid	200
Interest on bonds	2,226
Other expenses	5,978
Recurring income	**55,564**
Extraordinary loss	**2,080**
Loss from sales or retirement of fixed assets	1,185
Appraisal loss on investment securities	892
Loss on sale of investment securities	1
Income before taxes	**53,484**
Income taxes (except enterprise tax)	434
Deferred income taxes	22,854
Net income (loss)	**30,196**
Retained earning brought forward from the preceding business term	7,689
Interim dividends	6,383
Unappropriated retained earnings	**31,502**

Notes to Balance Sheet and Statement of Income

1. Summary of Significant Accounting Policies

(1) Basis and method of valuation of marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Prepaid expenses for construction in progress, Buildings for sale, Land for sale, and Land for sale in process: At cost based on moving average cost method

(ii) Half-finished goods and goods in progress, Processed materials and Stored goods: At cost based on moving average method.

(4) Depreciation of fixed assets:

(i) Tangible fixed assets:

The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated based on standards provided in the corporate tax law.

(ii) Intangible fixed assets:

The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated based on standards provided in the corporate tax law, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

(5) Basis for accounting for allowances:

(i) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Reserve for losses from investments in subsidiaries:

Potential losses on investment in subsidiary companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Reserve for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in the current fiscal year.

(iv) Reserve for warranty on completed works:

To provide for expenses arising after transferring buildings from defects and to cover compensation services costs, the Company provides based on 1/1,000th of housing business sales with guarantee obligations and 1/1,000th of the building portion of real estate business sales.

(v) Accrued pension and severance costs:

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over five years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(vi) Reserve for retirement benefits for retiring Directors and Corporate Auditors:

To allow for retirement bonus payments to directors, corporate auditors, and executive officers, the Company provides the required amounts at the end of the current fiacal year based on internal regulations. This allowance is regulated by Article 287, Section 2 of the Commercial Code.

(vii) Reserve for Japan Expo expenses:

To allow for the costs associated with The 2005 World Exposition, the Company has booked costs attributable to the current fiscal year. This allowance is regulated by Article 287, Section 2 of the Commercial Code.

(6) Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(7) Main hedge accounting methods:

(a) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

• The Company hedges bonds that fund operations using interest rate swaps.

• The Company hedges foreign currency cash debts and forward transactions with foreign exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(d) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(8) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated fiscal year in which they arise.

(9) Treasury stock and legal reserves

From February 21, 2002, the Company adopted a new accounting standard for treasury stock and the reduction of legal reserves. This will have no effect on net income for the year ended Jan. 31, 2003. Moreover, on the balance sheet, the shareholders' equity section has been established in accordance with regulations enacted under the Commercial code on March 29, 2002.

2. Notes to The Balance Sheet

	Millions of yen
1. Short-term pecuniary claims to subsidiaries	854
2. Long-term pecuniary claims to subsidiaries	37,613
3. Short-term pecuniary debts to subsidiaries	24,836
4. Accumulated amount of depreciation of tangible fixed assets	128,229
5. Significant leased assets In addition to fixed assets stated in the balance sheet, buildings held for exhibitions, business-use vehicles, and computers are used under the lease contracts.	
6. Pecuniary claims to Directors and Corporate Auditors	
Long-term loans (for the purpose of acquiring homes)	50
7. Principal assets in foreign currency	
Investment in subsidiaries and partnerships	2,221
13,810,000 euros	
Long-term loans	450
3,495,000 euros	
8. Mortgaged assets	
Tangible fixed assets	27,893
9. Liabilities for guarantees	
Liabilities for guarantees for users of housing loans	61,136
Liabilities for guarantees for other related entities (three corporations)	720
10. Net income per share (¥)	¥42.58
(Calculated based on the average number of shares issued during the fiscal year under review)	

3. Notes to the Statement of Income

	Millions of yen
1. Transactions with subsidiaries	
Sales to subsidiaries	1,177
Purchases from subsidiaries	212,676
Non-operating transactions	196
2. Depreciation amount	9,951

Proposal For Appropriation of Retained Earnings

	Yen
Unappropriated retained earnings for the year ended Jan. 31, 2003	31,502,059,664
Total	**31,502,059,664**
The Company proposes that the above amount will be appropriated as follows:	
Dividends	6,378,980,526
(Ordinary dividends: ¥9 per share)	
Bonus for directors	135,000,000
Bonus for auditors	13,000,000
Total directors' bonus	**148,000,000**
Reserve fund for dividends	13,000,000,000
Additional reserve fund	5,000,000,000
Retained earnings carried forward to the next fiscal year	**6,975,079,138**

Notes:

The Company paid interim dividends totaling ¥ 6,383,333,853 (¥9 per share) on September 30, 2002.

Certified Copy of Independent Public Accountant's Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

March 12, 2003

To: Mr. Isami Wada
President and Representative Director
Sekisui House, Ltd.

From: Shin Nihon & Co.
Tsuneo Yokote
Representative Partner
Certified Public Accountant
Yutaka Terasawa
Representative Partner
Certified Public Accountant
Tsugio Takahashi
Representative Partner
Certified Public Accountant

We have examined the balance sheet, statement of income, the business report (limited to matters concerning accounting), the proposal for appropriation of retained eamings, and the schedules related to the financial statements (limited to matters concerning accounting) of Sekisui House, Ltd. for the 52nd business term from February 1, 2002 to January 31, 2003, for the purpose of reporting under the provisions of Article 2 of the "Law Concerning Exceptions from commercial Law Concerning Audit, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and the schedules related to the financial statements, our examination was limited to those matters based on the accounting records of the Company and its subsidiaries.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such auditing procedures as we considered necessary under the circumstances. The said examination includes the examination for subsidiaries of the Company.

Our opinion is as follows:

1. The balance sheet and the statement of income present fairly the financial condition and state the profit and loss of the Company in conformity with laws and ordinances and the Articles of Incorporation of the Company.
2. The business report, as far as the accounting data included in such report are concerned, fairly presents the state of the company in conformity with laws, ordinances and the Articles of Incorporation of the Company.
3. The proposal for appropriation of retained earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the company.
4. The schedules related to the financial statements, as far as the accounting data included in such schedules are concerned, do not contain items that would under the provisions of the Commercial Code require noting.

There are no interests between the Company and this audit company or the Representative Partners that require disclosure pursuant to the provisions of the Law Concerning Certified Public Accountants.

Certified Copy of Report of Board of Corporate Auditors

AUDIT REPORT

The Board of Corporate Auditors prepared this audit report with reference to the performance of the duties of the directors during the business period that started February 1, 2002 and ended January 31, 2003 (the Company's 52nd business period) upon deliberation among the members after the receipt of a report of the audit method and the result of the audit from each member. Our report is given below.

1. Method of Audit

Each Corporate Auditor, subject to the audit policy set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and employees reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and the principal offices and received from the subsidiaries reports on the business, as necessary. In addition, we received reports on the audit from the Independent Accountants and examined the accounting statements.

In respect of: any transactions between Directors acting on their own behalf and companies whose businesses are competitive to the Company; any transactions between Directors and the Company in which there is a potential conflict of interest; any extraordinary payments to Directors; transactions if any, carried out not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders; and acquisition and disposal of the Company's own shares and the like; we each examined any such transactions in detail in accordance with the audit procedure outlined above, receiving additional reports from the Directors as necessary.

2. Results of Audit

1. We find that the method and the result of the audit carried out by Shin Nihon & Co. independent accountants are fair.
2. We find that the business report fairly shows the position of the Company, in conformity with the relevant laws and regulations and the Articles of Incorporation.
3. We do not find any aspects of the Company's financial position or other issues that require us to comment on the proposal for appropriation of retained earnings.
4. We find that the schedules related to the financial statements fairly show the matters to be disclosed, and we do not find any aspect in relation to this requiring additional comment from us.
5. We do not find any unlawful acts to have been carried out by the Directors in the performance of their duties, nor do we find any material matters that are either unlawful or contrary to the Articles of Incorporation. In addition, we do not find any matter relating to the Directors' performance of duties with regard to subsidiaries that require us to comment.

We do not find that there was any breach of duties by the Directors with respect to any transactions between Directors acting on their own behalf and companies whose businesses are competitive to the Company; any transactions between Directors and the Company in which there is a potential conflict of interest; any extraordinary payments to Directors; transactions if any, carried out not in the ordinary course of business between the Company and its subsidiaries or between the Company and its shareholders; and acquisition and disposal of the Company's own shares and the like.

March 17, 2003

Board of Corporate Auditors of Sekisui House, Ltd.

Hiroshi Tada, Standing Corporate Auditor (full-time)

Yusei Kataoka, Standing Corporate Auditor (full-time)

Takaharu Dohi, Corporate Auditor

Kazuhiko Mishina, Corporate Auditor

Shigeru Muranaka, Corporate Auditor

Reference Document concerning Exercise of Voting Rights

1. Total number of voting rights of all shareholders:

704,064

2. Items and reference matters in respect thereof:

Proposition No.1: Appropriation of retained earnings for the year ended January 31, 2003

The Company intends to appropriate retained earnings for the current fiscal year, as outlined on page 18, having taken into account factors including the Company's profitability, its dividend policy, the current and desired strength of its corporate fundamentals, and future business development. For the fiscal year under review, the Company proposes to distribute profits via a dividend of ¥9 per share, the same dividend as for the previous fiscal year, based on the Company's policy to provide stable and continuous dividends. (An interim dividend of ¥9 per share was paid on September 30, 2002, bringing the dividend for the full year to ¥18 per share.)

Proposition No. 2: Share buyback

The Company proposes, pursuant to Article 210 of the Japanese Commercial Code, to purchase up to 70 million the Company's ordinary shares with a maximum repurchase value of 70 billion yen. The Company proposes to carry out this share buy back during the period from the end of the ordinary general shareholders` meeting until the end of next year's ordinary general shareholders` meeting. The buy back is part of measures taken by the Company's management to respond flexibly to changes in the operating environment.

Proposition No.3: Alterations to the Articles of Incorporation

1. Summary of the proposition and reasons for the alterations

(1) The "Law regarding Partial Amendments to the Japanese Commercial Code, etc. " (Law No. 44, 2002) came into effect on April 1, 2003. These changes allow shareholders to ask the Company to buy back shares that amount to less than one trading unit and also establish a stock certificate cancellation system. As a result, the Company proposes creating Article 6-2 (Request to Buy Back Shares of Less Than One Trading Unit), and also proposes making other necessary changes to Article 7 (Transfer Agent), Article 8 (Record Date) and Article 9 (Share Handling Regulation) of the current Articles of Incorporation.

(2) Due to the above-mentioned changes to the Commercial Code (Article 343), the number of votes required to pass a special resolution has, through new regulations in the Articles of Incorporation, been reduced to one third of the voting rights of all shareholders. As a result,

this new regulation has been added to Article 13 (Method of Resolution) and the wording of part of this Article altered.

(3) The "Law Regarding Changes to The Japanese Commercial Code and to Sections of The Law Regarding Special Exceptions to The Commercial Code Regarding Auditors etc. of Joint-stock Companies" came into effect on May 1, 2002. As a result, the term of office for corporate auditors was extended to four years from three years. Alterations in regards to this matter have been made to Article 23 (Term of Office of Corporate Auditors) of the Articles of Incorporation.

2. Details of the Proposed Alterations to The Articles of Incorporation

Details of the alterations are as follows:

Current Articles	Proposed amendment
	(Request to buy back shares that constitute less than one trading unit) **Article 6-2** Any shareholder who owns shares that do not constitute one trading unit can request the Company to sell to the shareholder such number of shares as constitute one unit together with the shares less than one trading unit held (hereinafter referred to as the "Request for Purchase of Shares").
	The method and timing of the Request for Purchase of Shares will be subject to the Share Handling Regulations to be provided at a meeting of the Board of Directors.
(Transfer Agent) **Article 7** The Company may have a transfer agent with respect to the shares.	(Transfer Agent) **Article 7** The Company may appoint a transfer agent with respect to the shares.
The transfer agent and its place of business shall be selected by a resolution of the Board of Directors, and a public notice thereof shall be given.	The transfer agent and its place of business shall be selected by a resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders' register and beneficial shareholders' register of the Company (hereinafter referred to as "Shareholders' Register") shall be kept at the place of business of the transfer agent. The registration of the transfer of shares, the purchase of shares constituting less than one trading unit and other matters relating to shares shall be handled by the transfer agent and not by the Company.	The shareholders' register, the beneficial shareholders' register of the Company (hereinafter referred to as "Shareholders' Register"), and the register of lost share certificates shall be kept at the place of business of the transfer agent. The registration of the transfer of shares, the registration of lost share certificates, the purchase and sale of shares constituting less than one trading unit, and other matters relating to shares shall be handled by the transfer agent and not by the Company.
(Record Date) **Article 8** The Company determines that those shareholders (including beneficial shareholders) entitled to voting rights at the ordinary general meeting of shareholders shall be those shareholders who are stated in the Shareholders' Register as of January 31 of each year.	(Record Date) **Article 8** The Company determines that those shareholders entitled to voting rights at the ordinary general meeting of shareholders shall be those shareholders who are stated or recorded in the Shareholders' Register as of January 31 of each year.
In addition, for cases stipulated by the Articles of Incorporation and whenever necessary, the Company shall determine that shareholders or registered pledgees entitled to voting rights shall be those shareholders or registered pledgees who give prior public and are stated or recorded in the last shareholders' register for a fixed period of time.	In addition, for cases stipulated by the Articles of Incorporation and whenever necessary, the Company shall determine that shareholders or registered pledgees entitled to voting rights shall be those shareholders or registered pledgees who give prior public and are stated or recorded in the last shareholders' register for a fixed period of time.

(Share Handling Regulations) **Article 9** The denominations of share certificates, the registration of the transfer of shares, the purchase of shares constituting less than one trading unit and other matters relating to the handling of shares of the Company shall be governed by the Share Handling Regulations established by the Board of Directors and by the Articles of Incorporation.	(Share Handling Regulations) **Article 9** The denominations of share certificates, the registration of the transfer of shares, the registration of lost share certificates, the purchase and sale of shares constituting less than one trading unit and other matters relating to the handling of shares of the Company shall be governed by the Share Handling Regulations established by the Board of Directors and by the Articles of Incorporation.
(Method of Resolution) **Article 13** Unless otherwise provided for by laws and regulations or the Articles of Incorporation, resolutions at a general meeting of shareholders will be adopted upon a majority vote of the shareholders present.	(Method of Resolution) **Article 13** Unless otherwise provided for by laws and regulations or the Articles of Incorporation, resolutions at a general meeting of shareholders will be adopted upon a majority vote of the shareholders present.
	Resolutions subject to the provisions of Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds or more of shareholders present at the general meeting of shareholders, where the quorum shall be one-third or more of the voting rights of the total number of shareholders.

(Term of Office of Corporate Auditors) **Article 23** The term of office of the Corporate Auditors shall be up to the day of closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within <u>3</u> years after the assumption of office. Provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy of office of a Corporate Auditor who resigned prior to its expiration shall be until the end of the term of office of his predecessor.	(Term of Office of Corporate Auditors) **Article 23** The term of office of the Corporate Auditors shall be up to the day of closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within <u>4</u> years after the assumption of office. Provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy of office of a Corporate Auditor who resigned prior to its expiration shall be until the end of the term of office of his predecessor.

Proposition No. 4: Election of Three (3) Corporate Auditors:

The Company proposes the election of three corporate auditors following the retirement of Hiroshi Tada, Yusei Kataoka, Kazuhiko Mishina, and Shigeru Muranaka at the end of this ordinary general shareholders' meeting. This proposition has already received approval from the Board of Corporate Auditors.

Details about the three candidates are as follows:

Name (Date of Birth)	Career summary	1) Company shares owned 2) Special interest in Company
Mikio Yamada (March 3, 1942)	April 1965: Joined Sekisui House, Ltd. April 1994: Director April 1998: Managing Director April 2000: Senior Managing Director April 2002 to present: Director and Senior Managing Executive Officer in charge of finance, audit, and real estate.	1) 73,250 shares 2) None
Kenji Kondo (May 26, 1945)	April 1968: Joined Sekisui House, Ltd. April 1998: Director April 2000: Senior Managing Director of Sekisui House Hokuriku, Ltd., which merged with Sekisui House, Ltd. on Feb. 1, 2001. February 2001: General Manager of Hokuriku Sales Administration Headquarters August 2002 to present: in charge of special exceptions auditing.	1) 3,800 shares 2) None
Yoshiharu Takahashi* (September 19, 1941)	April 1964: Joined Sekisui Chemical., Ltd. June 1999 to present: Director of Sekisui Chemical., Ltd.	1) 2,000 shares 2) None

*Yoshiharu Takahashi qualifies as an outside auditor under the provisions of Revised Special Ordinance on Auditors 18-1.

Proposition No. 5: Presentation of Retirement Bonus to Isao Bando (Deceased), Kazuji Yamazaki (Deceased), Retiring Directors and Retiring Corporate Auditors

We are sad to report that on June 26, 2002 Isao Bando and on July 2, 2002, Kazuji Yamazaki, both former directors of Sekisui House Ltd., passed away. In addition, Mikio Yamada will retire from his position as director at the close of this general shareholders' meeting, while Hiroshi Tada, Yusei Kataoka, Kazuhiko Mishina, and Shigeru Muranaka will resign as corporate auditors when their term of service expires at the close of this general shareholders' meeting. In recognition of their services, the Company proposes the payment of a retirement award. The sum of rewards shall be within the appropriate amounts in accordance with the Company's bylaws. We propose that the Board of Directors determine the sum, date, and method of payment of the reward for the retiring Directors, and that the Board of Corporate Auditors determine the sum, date, and method of payment of the reward for the retiring auditors.

Details of the careers of those mentioned are as follows:

Name	Career Summary
Isao Bando	April 1996: Director April 2000: Managing director April 2002: Director and Managing Executive Officer June 2002: Passed away
Kazuji Yamazaki	April 1998: Director April 2002: Managing Executive Officer July 2002: Passed away
Mikio Yamada	April 1994: Director April 1998: Managing Director April 2000: Senior managing director April 2002 to present: Director and Senior Managing Executive Officer
Hiroshi Tada	April 2000 to present: Standing Corporate Auditor (Full-Time)
Yusei Kataoka	April 2000 to present: Standing Corporate Auditor (Full-Time)
Kazuhiko Mishina	April 2000 to present: Corporate Auditor
Shigeru Muranaka	April 2000 to present: Corporate Auditor

Procedures For The Exercise of Voting Rights Via The Internet

When exercising votes via the internet please use the vote exercise code and temporary password which is shown on the vote exercise form enclosed therein, and access the site shown below. Instructions are as follows:

1. Website for exercising votes

   Our designated website for the exercise of votes is: http://www.koushi.ufjtrustbank.co.jp/

   The last date for exercise of votes is: Midnight on 24th April 2003 (Thursday) (the day before the shareholders' meeting).

Note: We respectfully request shareholders to vote as early as possible to aid the process of collating votes.

2. Internet voting procedure

   - Change of password, security etc.

     To prevent unauthorized access to the site or alteration of votes submitted, shareholders who wish to change their temporary password for a new one etc. are requested to obtain an electronic certificate from our representative UFJ Trust Bank Ltd.

   - 'Vote exercise code'

     A new vote exercise code will be assigned to shareholders for each meeting

   - Password security

     The password that you register will remain valid indefinitely so please take the greatest care that it remains confidential.

   - Mobile telephones

     Please note that mobile telephones cannot be used to exercise votes using the internet.

3. Multiple exercise of voting rights

   - Where a vote(s) is exercised by mail and internet

   Votes received via the internet will be counted as the valid vote without regard to the time of receipt

   - . Where a vote is exercised more than once via the internet

   The last exercise of the vote before the cut-off date for exercise will be counted as the valid vote.

4. Subsequent shareholder meetings

   Upon request we will inform shareholders of future shareholders' meetings by email, but please note that where we do so we will not inform you by mail. If you would like to be informed of future shareholders' meetings by email, please register for this service using the website for exercise of votes shown above.

* * *

Voting System Enquiries

UFJ Trust Bank Ltd, Securities Agency Department (helpdesk)

Telephone:	Free dial: 0120-663-166 (9:00-21:00hrs)
Email:	daikohelp@ufjtrustbank.co.jp



SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 10, 2003

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department